

ANGLO AMERICAN


05007160

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

31 March, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 06 2005
WASH, DC SECTION
179

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of additional listing of shares in Anglo American plc;
- News Release: "Anglo American disposes of non-core business, Wendt"

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,725 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January to 31 March 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,846,961 Shares.

N Jordan
Company Secretary

31 March 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,725 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January to 31 March 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,846,961 Shares.

N Jordan
Company Secretary

31 March 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,725 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January to 31 March 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,846,961 Shares.

N Jordan
Company Secretary

31 March 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,725 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January to 31 March 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,846,961 Shares.

N Jordan
Company Secretary

31 March 2005

END.

K:\Min\Compsec\TG\Non Executives Allotment of shares\Alottment of shares to Non Execs - Notification to Exchanges.doc

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,725 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January to 31 March 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,846,961 Shares.

N Jordan
Company Secretary

31 March 2005

END.



ANGLO AMERICAN

News Release

31 March 2005

Anglo American disposes of non-core business, Wendt

Anglo American's Ferrous Metals and Industries Division has announced the sale of Wendt, a company within the Boart Longyear group. Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass.

Wendt has been sold to 3i Group plc, Europe's leading private equity company, for an enterprise value of US$90 million.

Philip Baum, CEO of Anglo Ferrous Metals and Industries said, "This transaction further advances our strategy of reshaping the Division around core businesses. We have ensured that Boart Longyear receives full value and that Wendt's future is assured."

Background note for editors:
Headquartered in Meerbusch, Germany (near Dusseldorf), Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass. These include the manufacture of advanced robotic grinding machines and systems as well as diamond and CBN grinding wheels, diamond dressing and profiling tools. Wendt employs some 844 people and has plants in Belgium, Germany, Spain, Switzerland, Russia, South Africa, India and the USA.

In a recent announcement Anglo American recorded that it had received a number of approaches for the purchase of the Boart Longyear group and had, accordingly, undertaken a formal process to determine whether shareholder value would be maximised by the sale of the group. No final decision has been taken to dispose of Boart Longyear and it is expected that a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made.

Boart Longyear is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001



News Release

31 March 2005

Anglo American disposes of non-core business, Wendt

Anglo American's Ferrous Metals and Industries Division has announced the sale of Wendt, a company within the Boart Longyear group. Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass.

Wendt has been sold to 3i Group plc, Europe's leading private equity company, for an enterprise value of US$90 million.

Philip Baum, CEO of Anglo Ferrous Metals and Industries said, "This transaction further advances our strategy of reshaping the Division around core businesses. We have ensured that Boart Longyear receives full value and that Wendt's future is assured."

Background note for editors:
Headquartered in Meerbusch, Germany (near Dusseldorf), Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass. These include the manufacture of advanced robotic grinding machines and systems as well as diamond and CBN grinding wheels, diamond dressing and profiling tools. Wendt employs some 844 people and has plants in Belgium, Germany, Spain, Switzerland, Russia, South Africa, India and the USA.

In a recent announcement Anglo American recorded that it had received a number of approaches for the purchase of the Boart Longyear group and had, accordingly, undertaken a formal process to determine whether shareholder value would be maximised by the sale of the group. No final decision has been taken to dispose of Boart Longyear and it is expected that a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made.

Boart Longyear is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001



News Release

31 March 2005

Anglo American disposes of non-core business, Wendt

Anglo American's Ferrous Metals and Industries Division has announced the sale of Wendt, a company within the Boart Longyear group. Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass.

Wendt has been sold to 3i Group plc, Europe's leading private equity company, for an enterprise value of US$90 million.

Philip Baum, CEO of Anglo Ferrous Metals and Industries said, "This transaction further advances our strategy of reshaping the Division around core businesses. We have ensured that Boart Longyear receives full value and that Wendt's future is assured."

Background note for editors:
Headquartered in Meerbusch, Germany (near Dusseldorf), Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass. These include the manufacture of advanced robotic grinding machines and systems as well as diamond and CBN grinding wheels, diamond dressing and profiling tools. Wendt employs some 844 people and has plants in Belgium, Germany, Spain, Switzerland, Russia, South Africa, India and the USA.

In a recent announcement Anglo American recorded that it had received a number of approaches for the purchase of the Boart Longyear group and had, accordingly, undertaken a formal process to determine whether shareholder value would be maximised by the sale of the group. No final decision has been taken to dispose of Boart Longyear and it is expected that a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made.

Boart Longyear is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum

group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001



News Release

31 March 2005

Anglo American disposes of non-core business, Wendt

Anglo American's Ferrous Metals and Industries Division has announced the sale of Wendt, a company within the Boart Longyear group. Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass.

Wendt has been sold to 3i Group plc, Europe's leading private equity company, for an enterprise value of US$90 million.

Philip Baum, CEO of Anglo Ferrous Metals and Industries said, "This transaction further advances our strategy of reshaping the Division around core businesses. We have ensured that Boart Longyear receives full value and that Wendt's future is assured."

Background note for editors:
Headquartered in Meerbusch, Germany (near Dusseldorf), Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass. These include the manufacture of advanced robotic grinding machines and systems as well as diamond and CBN grinding wheels, diamond dressing and profiling tools. Wendt employs some 844 people and has plants in Belgium, Germany, Spain, Switzerland, Russia, South Africa, India and the USA.

In a recent announcement Anglo American recorded that it had received a number of approaches for the purchase of the Boart Longyear group and had, accordingly, undertaken a formal process to determine whether shareholder value would be maximised by the sale of the group. No final decision has been taken to dispose of Boart Longyear and it is expected that a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made.

Boart Longyear is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001



News Release

31 March 2005

Anglo American disposes of non-core business, Wendt

Anglo American's Ferrous Metals and Industries Division has announced the sale of Wendt, a company within the Boart Longyear group. Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass.

Wendt has been sold to 3i Group plc, Europe's leading private equity company, for an enterprise value of US$90 million.

Philip Baum, CEO of Anglo Ferrous Metals and Industries said, "This transaction further advances our strategy of reshaping the Division around core businesses. We have ensured that Boart Longyear receives full value and that Wendt's future is assured."

Background note for editors:
Headquartered in Meerbusch, Germany (near Dusseldorf), Wendt specialises in the development of grinding solutions for hard materials (tungsten carbide, ceramics and polycrystalline hardmaterials), steel and glass. These include the manufacture of advanced robotic grinding machines and systems as well as diamond and CBN grinding wheels, diamond dressing and profiling tools. Wendt employs some 844 people and has plants in Belgium, Germany, Spain, Switzerland, Russia, South Africa, India and the USA.

In a recent announcement Anglo American recorded that it had received a number of approaches for the purchase of the Boart Longyear group and had, accordingly, undertaken a formal process to determine whether shareholder value would be maximised by the sale of the group. No final decision has been taken to dispose of Boart Longyear and it is expected that a decision will be made before the end of the second quarter of 2005 at which time a further statement will be made.

Boart Longyear is a leading provider of drilling services, tools and equipment for the natural resource industry, the construction and quarrying industries and industrial markets worldwide.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 698 8933

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001